Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended March 31,
	2006	2005

BASIC:
Net income	$4,342	$3,309

Weighted average number of common shares outstanding	5,408	5,142

Net income per common share	$0.80	$0.64

ASSUMING DILUTION:
Net income	$4,342	$3,309

Weighted average number of common shares outstanding	5,408	5,142

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	137	295

Weighted average number of common and common equivalent shares	5,545	5,437

Net income per common share, assuming dilution	$0.78	$0.61